UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026.

Commission File Number: 333-291410

Braiin Limited
(Exact name of registrant as specified in its charter)

283 Rokeby Road Subiaco, Western Australia	6008
(Address of registrant’s principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Forward Stock Split

On April 9, 2026, Braiin Limited (the “Company”) announced that its Board of Directors (the “Board”) has approved a three-for-one forward stock split (the “Stock Split”) of the Company’s ordinary shares (the “Ordinary Shares”).

The Stock Split is subject to the approval of the Company’s shareholders. The Company’s shareholders will vote on an amendment to the Company’s Constitution (the “Amendment”) that would authorize the Stock Split at the Company’s extraordinary general meeting, to be held on April 10, 2026 at 5 p.m. AWST. If approved by the requisite Company shareholders, the exact timeline of the Stock Split is subject to the discretion of the Board.

If the Stock Split is approved by the requisite Company shareholders, for shareholders as of the record date of April 27, 2026, every one (1) issued and outstanding Ordinary Share will automatically convert into three (3) Ordinary Shares without any further action on the part of the Company’s shareholders. Based on the total number of Ordinary Shares outstanding on April 9, 2026, the Stock Split will increase the total number of Ordinary Shares outstanding from approximately 68.7 million to approximately 206.1 million. The Stock Split will not alter shareholders’ percentage of ownership interest in the Company.

The Board may abandon the Stock Split at any time prior to the filing and effectiveness of the Amendment, even after shareholder approval, if the Board determines that the Stock Split is no longer in the best interests of the Company or its shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Braiin Limited

By:	/s/ Natraj Balasubramanian
Name:	Natraj Balasubramanian
Title:	Chief Executive Officer

Date: April 9, 2026